                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 12)*

                         TARRAGON REALTY INVESTORS, INC.
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                                (Name of Issuer)


                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   876287-10-3
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                                 (CUSIP Number)


William S. Friedman                              Kathryn Mansfield
1775 Broadway, 23rd Floor                        3100 Monticello Ave., Ste. 200
New York, New York 10019                         Dallas, TX  75205
(212) 949-5000                                   (214) 599-2293

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                February 12, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.1.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 876287-10-3
--------------------------------------------------------------------------------
     1)  Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)

                               William S. Friedman
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)        PF, OO

--------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization        United States of America

--------------------------------------------------------------------------------

                  7)       Sole Voting Power            3,854,447
Number of
Shares Bene-      --------------------------------------------------------------
ficially          8)       Shared Voting Power            580,977
Owned by
Each Report-      --------------------------------------------------------------
ing Person        9)       Sole Dispositive Power       3,854,447
With
                  --------------------------------------------------------------
                  10)      Shared Dispositive Power       580,977

--------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person  4,435,424

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)     28.5%

--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)     IN

--------------------------------------------------------------------------------

CUSIP No. 876287-10-3
--------------------------------------------------------------------------------
     1)  Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)

                               Lucy N. Friedman
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)        PF, OO

--------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization        United States of America

--------------------------------------------------------------------------------

                  7)       Sole Voting Power            3,582,716
Number of
Shares Bene-      --------------------------------------------------------------
ficially          8)       Shared Voting Power            580,977
Owned by
Each Report-      --------------------------------------------------------------
ing Person        9)       Sole Dispositive Power       3,582,716
With
                  --------------------------------------------------------------
                  10)      Shared Dispositive Power       580,977

--------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person  4,163,693

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)     26.8%

--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)     IN

--------------------------------------------------------------------------------

CUSIP No. 876287-10-3
--------------------------------------------------------------------------------
     1)  Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)

                      Beachwold Partners, L.P., FEI 75-2568292
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)        OO

--------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization        Texas

--------------------------------------------------------------------------------

                  7)       Sole Voting Power            1,248,677
Number of
Shares Bene-      --------------------------------------------------------------
ficially          8)       Shared Voting Power                -0-
Owned by
Each Report-      --------------------------------------------------------------
ing Person        9)       Sole Dispositive Power       1,248,677
With
                  --------------------------------------------------------------
                  10)      Shared Dispositive Power           -0-

--------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person  1,248,677

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)     8.3%

--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)     PN

--------------------------------------------------------------------------------

CUSIP No. 876287-10-3
--------------------------------------------------------------------------------
     1)  Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)

                    Tarragon Capital Corporation, FEI 75-2340089
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)        OO

--------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization        Texas

--------------------------------------------------------------------------------

                  7)       Sole Voting Power              282,992
Number of
Shares Bene-      --------------------------------------------------------------
ficially          8)       Shared Voting Power            297,985
Owned by
Each Report-      --------------------------------------------------------------
ing Person        9)       Sole Dispositive Power         282,992
With
                  --------------------------------------------------------------
                  10)      Shared Dispositive Power       297,985

--------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person    580,977

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)     3.8%

--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)     CO

--------------------------------------------------------------------------------

CUSIP No. 876287-10-3
--------------------------------------------------------------------------------
     1)  Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)

                   Tarragon Partners, Ltd., FEI 75-2340088
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)        OO

--------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization        Texas

--------------------------------------------------------------------------------

                  7)       Sole Voting Power              297,985
Number of
Shares Bene-      --------------------------------------------------------------
ficially          8)       Shared Voting Power                -0-
Owned by
Each Report-      --------------------------------------------------------------
ing Person        9)       Sole Dispositive Power         297,985
With
                  --------------------------------------------------------------
                  10)      Shared Dispositive Power           -0-

--------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person  297,985

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)     2.0%

--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)     PN

--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 12 to Statement on Schedule 13D is a further amendment to Schedule 13D and amendments Nos. 1 through 11 thereto (collectively, the "Amended Statement") previously filed with the Securities and Exchange Commission relating to shares of common stock, par value $0.01 per share, of Tarragon Realty Investors, Inc., a Nevada corporation (the "Issuer" or "Tarragon"), which has its principal executive offices at 1775 Broadway, 23rd Floor, New York, New York 10019. The CUSIP number of Tarragon common stock is 876287-10-3.

         This Amended Statement is being filed due to an increase by more than one percent (1%) in the percentage ownership of the "Reporting Persons" described below, as a result of stock option exercises, as well as a "split" of the Issuer's common stock resulting in an increase in the number of shares of common stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND.

         Item 2 of the Amended Statement is further amended as follows: This Amended Statement is filed on behalf of William S. Friedman, Lucy N. Friedman, Beachwold Partners, L.P., a Texas limited partnership whose sole general partner is William S. Friedman, Tarragon Capital Corporation, a Texas corporation, and Tarragon Partners, Ltd., a Texas limited partnership whose sole general partner is Tarragon Capital Corporation, all of whom are sometimes collectively referred to herein as the "Reporting Persons." The business address of each of the Reporting Persons is 1775 Broadway, 23rd Floor, New York, NY 10019.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         William S. Friedman acquired 283,594 shares of Tarragon common stock, and Lucy N. Friedman acquired 170,156 shares of Tarragon common stock, as a result of their exercise, on February 12, 2004, of stock options granted to them effective as of November 24, 1998. Together, Mr. and Mrs. Friedman paid a total of $2,699,812.94 for these shares.

         In addition, the Reporting Persons acquired a total of 1,240,626 shares of Tarragon common stock as a result of a 5-for-4 stock split by the Issuer effective January 15, 2004. No funds were required of the Reporting Persons to acquire these shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of March 4, 2004, the Reporting Persons collectively own and hold an aggregate of 6,656,888 shares of Tarragon common stock and have the right to acquire an additional 1,361,252 shares pursuant to presently exercisable options, which constitutes approximately 49.1% of the total number of shares of Tarragon common stock outstanding at March 4, 2004. As of March 4, 2004, each of the Reporting Persons directly own the number of shares of Tarragon common stock set forth opposite their respective names below:

                                  SHARES DIRECTLY        EXERCISABLE
REPORTING PERSON                OWNED AS OF 3/4/04         OPTIONS
----------------                ------------------       -----------
William S. Friedman                   1,471,394           1,134,376
Lucy N. Friedman                      3,355,840             226,876
Beachwold Partners, L.P.              1,248,677
Tarragon Capital Corporation            282,992
Tarragon Partners, Ltd.                 297,985
                                      ---------           ---------
         TOTAL                        6,656,888           1,361,252

         The total shares owned by the Reporting Persons described above does not include (i) 209,661 shares of Tarragon common stock and 1,000 shares of Tarragon 10% Cumulative Preferred Stock held by Ezra Friedman, an adult son of William S. and Lucy N. Friedman, (ii) 154,847 shares of Tarragon common stock held by Tanya Friedman, an adult daughter of William S. and Lucy N. Friedman,
(iii) 88,262 shares of Tarragon common stock held by Gideon Friedman, an adult son of William S. and Lucy N. Friedman, or (iv) 88,961 shares of Tarragon common stock held by Samuel Friedman, an adult son of William S. and Lucy N. Friedman. The Reporting Persons disclaim beneficial ownership of all such shares.

         (b) William S. Friedman has the sole power to vote and, subject to compliance with applicable securities laws, to dispose of 2,720,071 shares of Tarragon common stock (including the 1,248,677 shares held by Beachwold Partners, L.P., a Texas limited partnership whose sole general partnership is William S. Friedman) as well as an additional 1,134,376 shares of Tarragon common stock represented by presently exercisable options. Lucy N. Friedman has the sole power to vote and, subject to compliance with applicable securities laws, to dispose of 3,355,840 shares of Tarragon common stock, as well as an additional 226,876 shares of Tarragon common stock represented by presently exercisable options. Together, they share the power to vote and, subject to compliance with applicable securities laws, to dispose of an additional 580,977 shares of Tarragon common stock held by Tarragon Capital Corporation (a Texas corporation in which Mr.

and Mrs. Friedman serve as officers and directors) and Tarragon Partners, Ltd. (a Texas limited partnership whose sole general partner is Tarragon Capital Corporation).

         (c) During the 60 calendar days ended March 4, 2004, the Reporting Persons engaged in the following transactions in shares of Tarragon common stock:

                  (i) On February 12, 2004, William S. Friedman exercised stock options covering 170,156 shares of Tarragon common stock at $5.73 per share and stock options covering 113,438 shares of Tarragon common stock at $6.61 per share.

                  (ii) On February 12, 2004, Lucy N. Friedman exercised stock options covering 170,156 shares of Tarragon common stock at $5.73 per share.

                  (iii) In connection with the 5-for-4 stock split by the Issuer effective January 15, 2004, the following Reporting Persons became entitled to and the owner of record of a total of 1,240,626 shares of Tarragon common stock:

                           A. William S. Friedman, individually, received 237,560 shares.

                           B.       Lucy N. Friedman received 637,136 shares.

                           C. Beachwold Partners, L.P. received 249,735 shares.

                           D. Tarragon Capital Corporation received 56,598 shares.

                           E.       Tarragon Partners, Ltd. received 59,597
                                    shares.

         (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the 6,656,888 shares of Tarragon common stock held by the Reporting Persons.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         William S. Friedman and Lucy N. Friedman hold options covering an aggregate of 1,361,252 shares of Tarragon common stock at prices ranging between $5.29 and $7.05 per share (as adjusted for two separate ten percent (10%) stock dividends by the Issuer, a 3 for 2 stock split effective February 14, 2003, and a 5 for 4 stock split effective January 15, 2004) pursuant to separate Stock Option Agreements, each dated effective as of November 24, 1998 for (a) William
S. Friedman which cover and provide for (i) 567,188 shares for ten years (expiring November 24, 2008) at an exercise price of $5.29 per share,

(ii) 453,750 shares for ten years (expiring November 24, 2008) at an exercise price of $6.61 per share, and (iii) 113,438 shares for ten years (expiring November 24, 2008) at an exercise price of $7.05 per share; and (b) Lucy N. Friedman which cover and provide for (i) 113,438 shares for ten years (expiring November 24, 2008) at an exercise price of $6.61 per share, and (ii) 113,438 shares for ten years (expiring November 24, 2008) at an exercise price of $7.05 per share.

         The Reporting Persons have pledged a total of 1,218,750 shares of Tarragon common stock (as adjusted for the 5 for 4 stock split by the Issuer effective January 15, 2004, which constitutes approximately 12.27% of the total number of 14,954,739 shares of Tarragon common stock outstanding at March 4,
2004) as collateral for a $10 million revolving bank loan by SouthTrust Bank, an Alabama banking corporation, to the Issuer. The pledge is an accommodation pledge by the Reporting Persons, who have retained voting power over such securities, subject to SouthTrust Bank's right to exercise voting and investment power over such securities in the event of a default by the Issuer in payment or performance under the loan agreement. On November 15, 2002, the Issuer agreed to indemnify the Reporting Persons from and against any liability resulting from their accommodation pledge, and to secure such obligation, agreed to pledge an equal number of shares of its treasury stock to the Reporting Persons. The Reporting Persons currently hold 398,600 shares of Tarragon treasury stock as collateral for the Issuer's obligations.

         William S. Friedman made an accommodation pledge of 375,000 shares of Tarragon common stock as collateral for a $2 million revolving bank loan by Regions Bank, an Alabama banking corporation, to the Issuer. Mr. Friedman has retained voting power over such securities, subject to Regions Bank's right to exercise voting and investment power over such securities in the event of a default by the Issuer in payment or performance under the loan agreement. On December 9, 2002, the Issuer agreed to indemnify Mr. Friedman from and against any liability resulting from this accommodation pledge, and to secure such obligation, to pledge to him an equal number of shares of its treasury stock.

         Certain other shares of Tarragon common stock may be deemed to be "collateral" for loans to the Reporting Persons pursuant to margin or other account arrangements with banks and brokerage firms. Such arrangements with brokerage firms are standard arrangements involving margin securities of up to a specified percentage of the market value of the Tarragon common stock and bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over such securities.

         Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or options arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

                                   SIGNATURES


         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 12 to Statement on Schedule 13D is true, complete and correct.

Dated: March 12, 2004

BEACHWOLD PARTNERS, L.P.,                 TARRAGON CAPITAL CORPORATION
acting by, through and under
one of its general partners



By: /s/ William S. Friedman               By: /s/ William S. Friedman
    -----------------------                   -----------------------
    William S. Friedman,                      William S. Friedman,
    General Partner                           President





/s/ William S. Friedman                   /s/ Lucy N. Friedman
--------------------------                ---------------------------
William S. Friedman,                      Lucy N. Friedman,
Individually                              Individually





TARRAGON PARTNERS, LTD.,
acting by, through and under
its sole general partner,
Tarragon Capital Corporation


By: TARRAGON CAPITAL
      CORPORATION


       By: /s/ William S. Friedman
           -----------------------------
           William S. Friedman,
           President